Exhibit 5.2

Satellogic Inc.
Kingston Chambers
PO Box 173
Road Town
Tortola, VG1110
British Virgin Islands

3 February 2023

Dear Sirs

Satellogic Inc. (the “Company”)

We have acted as counsel as to British Virgin Islands law to the Company and have been asked to provide this opinion letter in connection with the Company’s registration statement on Form S-8, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “SEC Act”) (the “Registration Statement”) related to the issuance of up to 6,854,999 class A ordinary shares of US$0.0001 par value each of the Company (the “Shares” and each a “Share”) authorised for issuance pursuant to the Satellogic Inc. 2021 Incentive Compensation Plan (the “Plan”) upon the exercise of Substitute Awards (as defined in the Plan) arising from the assumption by the Company of options granted by Nettar Group Inc. (“Nettar”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1
The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 2 February 2023, including the Company’s Certificate of Incorporation and its Memorandum and Articles of Association registered at the Registry of Corporate Affairs on 24 January 2022 (the “Memorandum and Articles”).

1.2
The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System from 1 January 2000 and available for inspection on 2 February 2023 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.3
The written resolutions of the board of directors of the Company dated 10 November 2021, 25 January 2022, 21 July 2022 and 3 February 2023 and the resolutions passed by the then sole member of the Company on 25 January 2022 (collectively, the “Resolutions”).

1.4	A Certificate of Incumbency dated 3 February 2023, issued by Maples Corporate Services (BVI) Limited, the Company’s registered agent (the “Registered Agent’s Certificate”).

1.5	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 3 February 2023 (the “Certificate of Good Standing”).

1.6	A certificate from a director of the Company (the “Director’s Certificate”).

1.7	The Registration Statement.

1.8	The Plan.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter.  These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registered Agent’s Certificate, the Director’s Certificate and the Certificate of Good Standing.  We have also relied upon the following assumptions, which we have not independently verified:

2.1	The obligations of Nettar pursuant to Prior Plan (as defined in the Plan) and any option agreement entered into by Nettar in connection with the Prior Plan have been validly assumed by the Company.

2.2
Each written agreement, contract or other instrument or document evidencing any award granted under the Plan incorporates or will incorporate the terms of the Plan and has been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.3
The Plan is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.4	The choice of the British Virgin Islands law as the governing law of the Plan has been made in good faith.

2.5	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.6	All signatures, initials and seals are genuine.

2.7
That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.8
The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Plan.

2.9	There is nothing contained in the minute book or corporate records of the Company (which we have not inspected) which would or might affect the opinions set out below.

2.10
Before the issue of any of the Shares the issue of such Shares shall be authorised pursuant to a resolution of the board of directors of the Company or, where the board of directors has established a committee of the board of directors of the Company and duly delegated to such committee the power to authorise the issue of Shares pursuant to the Plan, by a resolution of such committee of the board of directors of the Company and where the Shares are to be issued for a consideration, which is in whole or in part, other than money, the directors of the Company shall prior to the issue of such Shares pass a resolution stating: (a) the amount to be credited for the issue of such Shares; and (b) that, in the opinion of the directors of the Company, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of such Shares.

2.11	None of the Shares have been, or will be, issued for less than their par value.

2.12
With respect to Shares to be issued for a consideration, which is in whole or in part, other than money, the Company will receive before the issue of the Shares the applicable non-money consideration and money consideration, if any and with respect to Shares to be issued for a cash consideration the Company will receive before the issue of the Shares the applicable cash consideration.

2.13	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1
The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the “Act”), is in good standing at the Registry of Corporate Affairs and is validly existing under the laws of the British Virgin Islands.

3.2
The Shares to be offered and issued by the Company pursuant to the provisions of the Plan, have been duly authorised for issue, and when issued by the Company pursuant to the provisions of the Plan for the consideration fixed thereto and duly registered in the Company’s register of members (shareholders), will be validly issued and (assuming that all of the consideration is received by the Company) will be fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.2
We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-British Virgin Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Plan or the Registration Statement.

4.3
Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. For the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Shares, then the validity of such Shares may be subject to re-examination by a British Virgin Islands court.

4.4
Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.5
In this opinion letter the phrase “non-assessable” means, with respect to the issuance of Shares, that a shareholder shall not, in respect of the relevant Shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC Act or the Rules and Regulations of the Commission thereunder.

This opinion letter is addressed to you and may be relied upon by you and your counsel. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder